SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                             ACT OF 1934

For the fiscal year ended December 31, 2004

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Vectren Corporation Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

          Vectren Corporation
          One Vectren Square
          Evansville, Indiana 47708

                                TABLE OF CONTENTS



                                                                         Page
                                                                         ----

Report of Independent Registered Public Accounting Firm....................1

Statements of Net Assets Available for Benefits............................2

Statements of Changes in Net Assets Available for Benefits.................3

Notes to Financial Statements......................................... ...4-9

Schedule H - Schedule of Assets Held at End of Year.......................10

Signatures................................................................11

Index of Exhibits.........................................................12


Note: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment Committee of the
Vectren Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ McGladrey & Pullen LLP
                                                --------------------------
                                                McGLADREY & PULLEN LLP



Champaign, Illinois,
June 1, 2005

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 (In Thousands)

                                                         At December 31,
------------------------------------------------------------------------------
                                                      2004            2003
------------------------------------------------------------------------------

                ASSETS
  Cash and cash equivalents                        $       1       $      61

  Investments, at fair value
     Mutual funds                                     65,604          55,202
     Vectren Corporation Common Stock Fund            29,956          29,362
     Common trust fund                                20,951          19,195
     Participants' loans                               2,771           2,611
------------------------------------------------------------------------------
         Total investments                           119,282         106,370

------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 119,283       $ 106,431
==============================================================================






The accompanying notes are an integral part of these financial statements.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                 (In Thousands)


                                                    Year Ended December 31,
------------------------------------------------------------------------------
                                                     2004              2003
------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
      Dividend, interest, and other income        $   4,178         $   3,207
      Net appreciation of investments                 6,907            12,433

------------------------------------------------------------------------------
          Total investment income                    11,085            15,640
------------------------------------------------------------------------------

  Contributions:
      Employee                                        6,962             6,665
      Employer                                        3,523             3,504
------------------------------------------------------------------------------
          Total contributions                        10,485            10,169
------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distribution of benefits to participants           (8,713)           (5,544)
  Fees paid to trustee                                   (5)               (4)

------------------------------------------------------------------------------
          Total deductions                           (8,718)           (5,548)
------------------------------------------------------------------------------

      Net increase                                   12,852            20,261
------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS

  Beginning of year                                 106,431            86,170

------------------------------------------------------------------------------
  End of year                                     $ 119,283         $ 106,431
==============================================================================





The accompanying notes are an integral part of these financial statements.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

a.   General

The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. An Investment Committee has been appointed by the Company's Board of Directors to administer the Plan. The following description of the Plan provides only general information. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

Substantially all of Vectren's wholly owned subsidiaries participate in the Plan.

b.   Participation

Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan. Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of Period Service, as defined in the Plan document.

Bargaining unit employees must have either completed 1,000 hours of service or completed one year of service to participate in the Plan.

Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets, and expenses directly related to investment transactions. Adjustments are based on participant earnings or account balances, as defined.

c.   Contributions and Vesting

Contributions are subject to maximum limitations as defined in the Internal Revenue Code and are invested in 5% increments in the Vectren Corporation Common Stock Fund, a common trust fund, and seventeen mutual funds, as directed by participants. Plan participants may elect to contribute from 1% to 50% in whole percentages, of their eligible compensation, as defined in the amended and restated plan document. Employees who become eligible to participate in the Plan subsequent to December 1, 2004 automatically have 3% of their eligible compensation contributed to the Plan. Such contributions are invested in fund options that consider the participants' estimated retirement date. The participant has the option to elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute 100% of any pay out under their performance incentive plan and any guaranteed annual payment earned by the employee. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans. Contributions are subject to limitations established by federal law. All participant contributions are fully vested.

Non-Bargaining Employees
Generally, the Company matches 50% of the first 6% of eligible compensation contributed by all non-bargaining unit employees. Most participants also receive an additional 3% contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000 declined the additional 3% contribution in lieu of rights available under other qualified retirement plans. Certain employees of Vectren's nonregulated operations also do not receive the additional 3% contribution. Participants vest ratably in 20% increments over five years in employer matching contributions and cliff vest at the end of five years in the additional 3% contribution.

Bargaining Unit Employees
The Company's matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50% of the first 3% or 4% of eligible compensation. The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year. Additionally, the Company will contribute an annual contribution for employees covered under the UWUA, which increases annually, as defined in the Plan document ($1,300 in 2004 and $1,200 in 2003). Vesting in employer contributions also depends on the collective bargaining arrangement. Some arrangements cliff-vest in employer contributions after five years of service while others vest ratably in 20% increments over five years.

d.   Distributions

Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000. If benefits are less than $5,000, participants are required to receive a lump sum distribution. Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments. If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary. If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

e.   Forfeited Accounts

Forfeited non-vested accounts are used to reduce future employer contributions. At both December 31, 2004 and 2003, the amount of forfeited non-vested accounts was not significant.

f.   Withdrawals While Employed

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.

Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan. The distribution can be the amount necessary to satisfy the immediate financial need of the participant and is only available after the participant has obtained all other distributions and loans available under the Plan.

g.   Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the Investment Committee and is collateralized by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the Investment Committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant. Each participant for whom a loan is approved will be charged a $50 fee which is deducted from the participant's account.

A participant may have no more than one active loan outstanding. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election.

h.   Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by T. Rowe Price (the Trustee) and invests in shares of common stock of the Plan's sponsor, Vectren. Loan origination fees paid by participants of the Plan to T. Rowe Price amounted to $5,200 and $4,350 for the years ended December 31, 2004 and 2003, respectively. Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

i.   Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and non-forfeitable.

j.   Voting Rights of Vectren Corporation Common Stock Fund Participants

Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

b.   Investments

Investments are stated at fair value as determined by the Trustee using quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the plan at year end. Participant loans are valued at cost which approximates fair value. Investment transactions are reported on the trade date. Investment transactions are participant directed. The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate and market volatility risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

c.   Distributions

Distributions to withdrawing participants are recorded when paid.

d.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   INVESTMENTS

The following table presents the fair value of investments at December 31, 2004 and 2003, respectively. Investments that represent 5% or more of the Plan's net assets are separately identified.


-------------------------------------------------------------------------------
     (in thousands)                                      2004           2003
-------------------------------------------------------------------------------

1)   Vectren Corporation Common Stock Fund            $  29,956      $  29,362
1)   T. Rowe Price
          Stable Value Common Trust Fund                 20,951         19,195
          Equity Income Fund                             16,300         14,594
          Balanced Fund                                  10,720          9,719
          Growth Stock Fund                               9,919            739
          Equity Index 500 Fund                           6,271          5,827
     RS Diversified Growth Fund                           7,158              -
     Janus Fund                                               -          8,084
     Franklin Small Cap Growth Fund                           -          7,293
2)   Other investments less than 5% of net assets        15,236          8,946
     Participants' loans                                  2,771          2,611

-------------------------------------------------------------------------------
          Total investments                           $ 119,282      $ 106,370
===============================================================================

1)   A party-in-interest to the Plan

2) T. Rowe Price is a party-in-interest to the Plan. The Plan held $2,625,739 and $2,042,602 in the T. Rowe Price International Stock Fund as of December 31, 2004 and 2003, respectively. In addition, new funds added in 2004 and the associated ending balances at December 31, 2004 are as follows:
     Retirement 2010 Fund, $1,148,995; Retirement 2015 Fund, $418,390;
     Retirement 2020 Fund, $536,121; Retirement 2025 Fund, $340,499; Retirement 2030 Fund, $51,607; Retirement 2035 Fund, $8,470; and Retirement 2040 Fund, $12,788.


During the years ended December 31, 2004 and 2003, the Plan's investments (including realized and unrealized gains and losses on investments) appreciated in value as follows:


-------------------------------------------------------------------------------
     (in thousands)                                       2004          2003
-------------------------------------------------------------------------------

     Mutual Funds and Common Trust Fund                 $ 4,460       $ 10,194
     Vectren Corporation Common Stock Fund                2,447          2,239

-------------------------------------------------------------------------------
          Total appreciation                            $ 6,907       $ 12,433
===============================================================================

4.   TAX STATUS

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the Investment Committee, the Plan is currently designed, and continues to operate, in a manner that qualifies it under Internal Revenue Code
Section 401(a) and, therefore, is exempt from income taxes under the provisions of Internal Revenue Code Section 501(a). Accordingly, no provision for Federal income taxes has been made.

                                                                    SCHEDULE H

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

      SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

                             AS OF DECEMBER 31, 2004

                                EIN (35-2086905)

(in thousands)
-------------------------------------------------------------------------------
Identity of Issuer, Borrower, Lessor, or Similar Party           Current Value
-------------------------------------------------------------------------------

1)   Vectren Corporation Common Stock Fund                           $  29,956

1)   T. Rowe Price Stable Value Common Trust Fund                       20,951

     Mutual Funds
1)   T. Rowe Price
          Equity Income Fund                                            16,300
          Balanced Fund                                                 10,720
          Equity Index 500 Fund                                          6,271
          Growth Fund                                                    9,919
          International Stock Fund                                       2,626
          Retirement 2010 Fund                                           1,149
          Retirement 2015 Fund                                             418
          Retirement 2020 Fund                                             536
          Retirement 2025 Fund                                             340
          Retirement 2030 Fund                                              52
          Retirement 2035 Fund                                               8
          Retirement 2040 Fund                                              13

     RS Diversified Growth Fund                                          7,158

     PIMCO Total Return Fund                                             4,596

     Sterling Capital Small Cap Value Fund                               3,826

     Morgan Stanley Instutional Equity Fund                              1,672

     Participants' loans, interest rates from 5.0% to 10.0%              2,771
-------------------------------------------------------------------------------
                  Total assets held at end of year                   $ 119,282
===============================================================================


1) Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           VECTREN CORPORATION
                                                       RETIREMENT SAVINGS PLAN

Dated June 30, 2005

                                     /s/ Robert L. Goocher
                                     --------------------------------------
                                     Robert L. Goocher, Vice President and
                                     Treasurer of Vectren Corporation and
                                     Chairman of the Vectren Corporation
                                     Investment Committee

                   Vectren Corporation Retirement Savings Plan
                                 2004 Form 11-K
                                Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit
Number       Document
-------      --------
23.1         Consent of Independent Auditors